FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2007
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, A Grigorian°, N J Holland
†
(Chief Financial Officer), J M McMahon
†
,
J G Hopwood, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
williej@goldfields.co.za
Nerina Bodasing
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina.bodasing@goldfields.co.z
North America
Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
camartin@gfexpl.com
MEDIA RELEASE
Goodlace to Head Up Gold Fields Operations in
South Africa
Johannesburg, 9 January 2007. Gold Fields Limited (Gold Fields)
(NYSE, JSE, DIFX: GFI) today announced that Mr. Terence Goodlace will replace the late Mr. Brendan Walker as head of its South African operations, with immediate effect. Mr. Walker was tragically killed in a car accident on 30 December 2006.
Mr Goodlace was previously head of Gold Fields’ international operations.
Mr. Ian Cockerill, Chief Executive Officer of Gold Fields said:
“Terence’s appointment will ensure stability and continuity at a time when we face significant new challenges in South Africa. Terence, who is well known to and respected by the South African operations, has a deep insight into and understanding of the many and complex
challenges facing our operations. He has filled various operational positions in the Group with distinction over the past 20 years and is a longstanding member of the Gold Fields Executive Committee. Before becoming head of the international operations he was head of strategic planning for the Group.”
Gold Fields’ South African operations include the Beatrix, Driefontein and Kloof Gold Mines, as well as the recently acquired South Deep
Gold Mine.
Mr. Peter McArdle, currently head of technical and strategic planning for the international operations, will act as head of international operations while a global search is conducted to fill the position on a permanent basis.
- ends -
Gold Fields is one of the world's largest unhedged gold producers, with annual gold production of approximately 4.1 million ounces from mines in South
Africa, Ghana, Australia and Venezuela, as well as a developing mine at
Cerro Corona in Peru. The Company has ore reserves of 65 million ounces and mineral resources of 179 million ounces. Gold Fields has its primary listing on the Johannesburg Securities Exchange and secondary listings on the NYSE, LSE, DIFX, Euronext in Paris and Brussels, and on the Swiss
Exchange. All of Gold Fields' operations are ISO 14001 certified.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 9 January 2007
GOLD FIELDS LIMITED
By:
Name:     Mr W J Jacobsz
Title:        Senior Vice President: Investor
Relations and Corporate Affairs